UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TYCO INTERNATIONAL PLC
(Exact name of the registrant as specified in its charter)

Ireland	98-0390500
(Jurisdiction of Incorporation)	(IRS Employer Identification Number)
001-13836
(Commission File Number)

Unit 1202 Building 1000 City Gate
Mahon, Cork Ireland
(Address of principal executive offices)

Corporate Secretary	353-21-423-5000
Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

1.	Conflict Minerals Disclosures

Tyco International plc (the “Company”) has filed as an exhibit to this Specialized Disclosure Form a Conflict Minerals Report in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934. The Conflict Minerals Report is also available on the Company’s Internet site at www.tyco.com.

2.	Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TYCO INTERNATIONAL PLC

	By:	/s/ JUDITH A. REINSDORF
Judith A. Reinsdorf
Date: June 1, 2015		Executive Vice President and General Counsel

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